UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Final Amendment)

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Blackstone Alternative Alpha Master Fund

(Name of Issuer)

Blackstone Alternative Alpha Master Fund

(Name of Person(s) Filing Statement)

Shares of Beneficial Interest

(Title of Class of Securities)

N/A

(CUSIP Number of class of securities)

Arthur Liao

c/o Blackstone Alternative Asset Management L.P.

345 Park Avenue, 29th Floor

New York, New York 10154

(212) 583-5013

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

James E. Thomas, Esq.

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, Massachusetts 02199-3600

(617) 951-7367

November 7, 2017

(Date Tender Offer First Published, Sent or Given to Security Holders)

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$37,867,107(a)	$0.00(b)

(a)	Calculated as the aggregate maximum purchase price for shares of beneficial interest, based upon the estimated net asset value per share as of September 30, 2017.
(b)	Blackstone Alternative Alpha Master Fund (the “Issuer”) is a master fund in a master-feeder structure, whereby Blackstone Alternative Alpha Fund and Blackstone Alternative Alpha Fund II (the “Feeder Funds”) invest substantially all of their assets in the Issuer. All shares of beneficial interest offered for repurchase from the Feeder Funds by the Issuer correspond to repurchases of shares of beneficial interest from the Feeder Funds’ shareholders by the Feeder Funds, as applicable. The Feeder Funds pay tender offer registration fees for their corresponding tender offers, which are also subject to Rule 13e-4. The Issuer avails itself of the SEC staff’s no-action relief applicable to master-feeder structures for fees on shares offered for repurchase in corresponding tender offers. See Ironwood Multi-Strategy Fund LLC and Ironwood Institutional Multi-Strategy Fund LLC, SEC No-Action Letter (pub. avail. April 19, 2017).

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid: $0.00	Filing Parties: Blackstone Alternative Alpha Master Fund
Form or Registration No.: Schedule TO	Date Filed: November 7, 2017

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

SCHEDULE TO

This Final Amendment relates to the Tender Offer Statement on Schedule TO (the “Statement”) originally filed by Blackstone Alternative Alpha Master Fund (the “Fund”) on November 7, 2017 relating to the tender offer (the “Offer”) by the Fund to purchase up to 31,000 of its outstanding shares of beneficial interest (the “Shares”) at a price equal to the net asset value per Share as of December 31, 2017 on the terms and subject to the conditions set forth in the Offer to Purchase filed as Exhibit (a)(1)(ii) to the Statement.

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	The Offer expired at 11:59 p.m., Eastern Time, on December 7, 2017.

2.	25,650 Shares were validly tendered and not withdrawn prior to the expiration of the Offer.

3.	The net asset value of Shares tendered pursuant to the Offer was calculated as of December 31, 2017 in the amount of $30,496,742.

4.	The payment of the purchase price of the Shares tendered was made in the form of promissory notes respectively issued to the Shareholders whose tenders were accepted for purchase by the Fund in accordance with the terms of the Offer. Pursuant to the promissory notes, the Fund paid on or about January 29, 2018 to the tendering Shareholders a total of $30,496,742, representing 100% of the unaudited net asset value of the total amount of the Shares tendered by Shareholders. Proceeds of the payment were wire-transferred.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BLACKSTONE ALTERNATIVE ALPHA MASTER FUND

By:	/s/ Arthur Liao
Name:	Arthur Liao
Title:	Principal Financial and Accounting Officer

Dated: February 14, 2018